UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02037090

NO ACT
P.E 2-8-02
1-11609

April 9, 2002

PROCESSED
MAY 30 2002
THOMSON
FINANCIAL

Act 1934
Section 14A-8
Rule
Public Availability 4/9/2002

Glenn M. Reiter
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017-3954

Re: Toys "R" Us, Inc.
Incoming letter dated February 8, 2002

Dear Mr. Reiter:

This is in response to your letter dated February 8, 2002 concerning the shareholder proposal submitted to Toys "R" Us by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Russel C. Burk
Secretary
Financial Investors Trust
370 Seventeenth Street, Suite 3100
Denver, CO 80202-5627

CRGH

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

RECD S.E.C.
FEB 8 2002
1086

DIRECT DIAL NUMBER

E-MAIL ADDRESS

February 8, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Toys "R" Us, Inc. –
Securities Exchange Act of 1934: Rule 14a-8(i)

Ladies and Gentlemen:

Toys "R" Us, Inc., a Delaware corporation (the "Company"), received a letter dated December 27, 2001, from Financial Investors Trust, on behalf of the United Association S&P 500 Index Fund, presenting a stockholder proposal to be included in the Company's proxy materials (the "Proposal") for its forthcoming annual meeting of stockholders scheduled to be held on June 5, 2002. We have attached a copy of the Proposal as Exhibit A hereto. On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it omits the Proposal from its proxy materials for either of the following reasons:

1. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under the laws of the State of Delaware; and

2. The Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(2), because the Proposal violates the laws of the State of Delaware.

The Proposal

The Proposal seeks to (1) require the Company to redeem its existing shareholder rights plan; (2) prohibit the Company from adopting a shareholder rights plan unless such plan has been approved by a majority of outstanding shares of common stock; and (3) prohibit the amendment, modification or repeal of this proposed bylaw unless made by a majority of outstanding shares of common stock.

Discussion

1. The Proposal May Be Omitted Because It Is Not a Proper Subject for Action by Stockholders Under Delaware Law and It Also Violates Delaware Law.

A shareholder proposal may be omitted under Rule 14a-8(i)(1) if it is not a proper subject for action by stockholders under applicable law and under Rule 14a-8(i)(2) if its adoption would violate applicable law. We are of the view that the Proposal may be omitted for these reasons. In addition, we have attached hereto as Exhibit B the opinion of Richards, Layton & Finger, P.A., the Company's special Delaware counsel (the "Richards Layton Opinion"), to the effect that the Proposal is contrary to Delaware law.

We also note that our view is consistent with the Staff's most recent no-action determinations of this issue in General Dynamics Corporation (available March 5, 2001) and Novell, Inc. (available February 14, 2000), where the Staff permitted Delaware corporations to omit substantially identical shareholder proposals from their proxy materials.

Accordingly, as discussed below and in the Richards Layton Opinion, the Proposal may properly be omitted because it conflicts with fundamental principles of Delaware law.

A. Delaware Law Gives the Board of Directors the Exclusive Authority to Manage the Company.

Under the General Corporation Law of the State of Delaware (the "DGCL"), the business of a corporation is to be managed by its directors. Section 141(a) of the DGCL states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (2001). See generally Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1150 (Del.1990) ("Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in [Section] 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 953 (Del. 1985) ("The board has a large reservoir of authority upon which to draw. Its duties and responsibilities proceed from the inherent powers conferred by 8 Del. C. § 141(a), respecting management of the corporation's 'business and affairs.'"); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

Delaware courts have consistently protected a board's authority to manage the affairs of a corporation and have invalidated efforts by stockholders to encroach upon this authority. See, e.g., Abercrombie v. Davis, 123 A.2d 893 (Del. Ch. 1956) (invalidating agreement between certain board members and stockholders that irrevocably bound directors to vote in a predetermined manner), rev'd on other grounds, 130 A.2d 338 (Del. 1957). As the Chancery Court stated in Abercrombie,

> [Delaware] corporation law does not permit actions or agreements by stockholders which would take all power from the board to handle matters of substantial management policy.... So long as the corporation form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.

Abercrombie, 123 A.2d at 608, 611; see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[Plaintiff's] argument in support of its motion is based on the well settled and salutary doctrine of corporate law that the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.").

B. The Proposal Violates the Fundamental Principle of Delaware Law that Questions Concerning the Adoption, Use or Redemption of a Rights Plan Are within the Exclusive Power of a Board of Directors.

Delaware courts have consistently recognized the primacy of the board in decisions involving potential changes of control. The board's power in this respect is derived "from its fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source . . .." Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 954 (Del. 1985); see also Moore Corp. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1554 (D. Del. 1995) ("When a board is confronted with a hostile tender offer, it has the obligation to determine whether the offer is in the best interests of the corporation and its shareholders."); Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) ("The adoption of a defensive measure, reasonable in relation to the threat posed, was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law.").

Shareholder rights plans, which emerged in response to the rise in hostile offers, offered boards of directors additional time to negotiate with the bidder and also to examine strategic alternatives for the shareholders.[1]

In 1985, the Delaware Supreme Court confirmed that boards could adopt rights plans. Specifically, the Court found that the board of directors of a Delaware corporation has

[1] See Richards & Stearn, "Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely To Survive Scrutiny Under Delaware Law," 54 Bus. Law. 607 (February 1999). Messrs. Richards and Stearn are directors of Richards, Layton & Finger, P.A.

authority, under Sections 157[2] and 141(a) of the DGCL, to enact a shareholder rights plan and that the adoption of a rights plan was a legitimate exercise of business judgment:

> Having concluded that sufficient authority for the Rights Plan exists in 8 Del. C. § 157, we note the inherent powers of the Board conferred by 8 Del. C. § 141(a), concerning the management of the corporation's "business and *affairs*" (emphasis added), also provides the Board additional authority upon which to enact the Rights Plan.

Moran v. Household International, Inc., 500 A.2d 1346, 1353 (Del. 1985) (citation and footnote omitted).

The Delaware courts have continued to refuse to interfere with a board of directors' discretion in implementing or maintaining a rights plan. In so doing, Delaware courts have recognized that "prudent deployment of the pill proved to be largely beneficial to shareholder interests: it often resulted in a bidding contest that culminated in an acquisition on terms superior to the initial hostile offer." Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1185 (Del. Ch. 1998) (acknowledging legitimacy of defenses that would give the board time to explore transactional alternatives but rejecting "dead hand" provisions in a rights plans because, rather than serve to delay proxy contests, they served to deter them altogether); see also Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001) ("There is simply no legal requirement that the Hilton shareholder must be a party to the Rights Plan or formally vote to accept the Rights plan to ensure that the Plan is enforceable") (quoting Leonard Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12, 13 (Del. Ch. October 10, 2000)).

Delaware courts have regularly ruled in favor of preserving—and protecting—the board's exclusive authority in this area. In Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Court invalidated a rights plan under which directors were prohibited from redeeming the plan to facilitate a transaction with a person who had supported the election of a new board during the prior six months (the "Delayed Redemption Provision"). The Court found that such a provision, although narrowly drafted, was impermissible because it would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. "While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders - negotiating a possible sale of the corporation." Quickturn, 721 A.2d at 1291-92.

The Court explained that limits on a board's power to exercise its discretion with respect to a rights plan would deprive the board of its statutory authority to manage the

---

[2] Section 157 of the DGCL authorizes a board of directors to issue rights or options entitling the holders to purchase from the corporation any shares of its capital stock. Unlike other DGCL provisions, such as amendments to the certificate of incorporation, mergers, sales of assets, and dissolution, this provision does not specifically set forth the shareholders' powers, nor is it subject to limitation by the company's bylaws. Accordingly, the issuance of rights and options, as well as the redemption of any rights or options, are determined by the board, not by the shareholders.

corporation under Section 141(a), as well as prohibit the board from fully satisfying its concomitant fiduciary duty pursuant to that statutory mandate. Because the Delayed Redemption Provision would tie a newly-elected board's hands for six months, it "'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy'." Id. at 1292 (quoting Abercrombie v. Davies, 123 A.2d 893, 899 (Del. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957)).

The Proposal seeks to limit the board more drastically than the provision invalidated in Quickturn. The Quickturn provision only imposed a temporary restriction on the board's ability to redeem a rights plan. By contrast, the Proposal here would require the Company's board to immediately terminate the shareholder rights plan. Moreover, the Proposal would prevent the Company's board from implementing a new rights plan—even in connection with a hostile bid or an attempt to auction the Company to the highest bidder. See Revlon Inc. v. MacAndrews & Forbes Holding, 506 A.2d 173, 181 (Del. 1986) (properly implemented rights plan "spurred the bidding to new heights, a proper result of its implementation"); CRTF Corp. v. Federated Department Stores, Inc., 683 F. Supp., 422, 439 (S.D.N.Y. 1988) (rights plan "provides the directors with a shield to fend off coercive offers, and with a gavel to run an auction.").

By tying the directors' hands in managing the Company in accordance with their fiduciary duties, the Proposal removes from directors "ultimate responsibility" for managing the corporation and restricts the board's power in an area of "fundamental importance to the shareholders - negotiating a possible sale of the corporation." The Proposal is thus contrary to Quickturn and Delaware law. Accord, Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) ("A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.'") (quoting Abercrombie v. Davies, 123 A.2d 893, 899 (Del. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957)); Paramount Communications, Inc. v. QVC Network, 637 A.2d 34, 51 (Del. 1994) (invalidating a "no-shop" provision in the Paramount-QVC merger agreement, stating, "To the extent that a contract, or a provision thereof, purports to require the board to act or not to act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable.").

C. The Proposal Is Contrary to Delaware Law Because It Purports to Require the Expenditure of Corporate Funds.

The Proposal violates Delaware law insofar as it would require the Company, upon the adoption of the Proposal, to redeem immediately each outstanding right at a price of $0.01 per right and, in conjunction therewith, to expend $1,967,074.16, plus legal and administrative expenses. The Delaware Court of Chancery has recognized, in connection with a stock repurchase, that the expenditure of corporate funds clearly falls within the directors' exclusive authority:

> To grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the company's funds.

UIS, Inc. v. Walbrow Corp., CA. No. 9323, slip. op. at 7-8 (Del. Ch. October 6, 1987). See also Radiation Care (available December 22, 1994) (providing no-action relief in connection with proposal to adopt by-law authorizing the expenditures of corporate funds); Pennzoil Co. (available February 24, 1993). The expenditure of funds without board approval is not a proper subject for stockholder action and violates Section 141(a) of the DGCL.

D. The Proposal Violates Delaware Law Because It Is Inconsistent with the Company's Certificate of Incorporation.

The Proposal provides that the proposed bylaw cannot be amended, modified or repealed by the Company's board of directors. The Company's restated certificate of incorporation provides in Article Sixth that: "The Board of Directors is authorized to adopt, amend or repeal the Bylaws of the Corporation." Under Delaware law, a bylaw may not conflict with a charter provision. 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law *or with the certificate of incorporation* . . ." (emphasis added)). Indeed, "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. National Intergroup, Inc., 582 A. 2d 923, 929 (Del. 1990). Because the Company's restated certificate of incorporation states that the board of directors are empowered to amend the bylaws, the stockholders cannot take away that power by bylaw amendment.

2. The Staff Previously Has Permitted Substantially Identical Proposals to Be Omitted from the Proxy Materials of Other Delaware Corporations.

Our view regarding omission of the Proposal from the Company's proxy materials is consistent with the Staff's most recent no-action determinations with respect to this issue. See General Dynamics Corporation, (available March 5, 2001); Novell, Inc. (available February 14, 2000). In Novell, Inc., the Staff stated that it would not recommend enforcement action if, in reliance upon Rule 14a-8(i)(1), the company omitted a shareholder proposal that would have amended the company's bylaws to prohibit adoption of any shareholder rights plan without prior shareholder approval and to require the redemption of any existing shareholder rights plans. Similarly, in General Dynamics, the Staff concluded that it would not recommend enforcement action if, in reliance upon Rule 14a-8(i)(2), the company omitted a similar proposal from its proxy materials (relating to a proposal to adopt a bylaw provision requiring a shareholder vote to adopt or maintain a poison pill). The bylaw provision included in the Proposal is substantially identical to the bylaw provision included in the omitted Novell shareholder proposal and is similar to the omitted General Dynamics shareholder proposal.

Conclusion

In the light of the foregoing considerations, we believe the Proposal may be properly omitted from the Company's proxy materials under Rule 14a-8(i)(1) or Rule 14a-8(i)(2), or both. On behalf of the Company, we respectfully request confirmation that the Staff will not recommend an enforcement action against the Company if the Company omits the Proposal from its proxy materials.

* * * * *

In accordance with Rule 14a-8(j), we are filing six paper copies of the Proposal and this letter and are simultaneously sending a copy of this letter and all attachments to Financial Investors Trust, on behalf of the United Association S&P 500 Index Fund.

Please acknowledge receipt of this letter by stamping the additional copy of this letter enclosed herein and returning it to our messenger.

We would request the opportunity to discuss this letter with you prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein.

If you have any questions, require further information, or wish to discuss this matter, please call Glenn M. Reiter, Esq. (212-455-3358) or Tara J. Wortman, Esq. (212-455-3467) of this firm or, alternatively, Christopher K. Kay, Esq., Executive Vice President – Operations and General Counsel (201-599-6586), or Steven Anthony Behar, Esq., Corporate Counsel (201-599-6579), of the Company.

Very truly yours,

Simpson Thacher & Bartlett

SIMPSON THACHER & BARTLETT

Attachments

cc: Russell C. Burk, Secretary of Financial Investors Trust, on behalf of the United Association S&P 500 Index Fund
Christopher K. Kay, Esq.
Steven Anthony Behar, Esq.
Donald A. Bussard, Esq. (Richards, Layton & Finger, P.A.)

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

December 27, 2001

RECEIVED
DEC 28 2001

Mr. Christopher K. Kay
Executive Vice President-General Counsel and Secretary
Toys "R" Us, Inc.
461 From Road
Paramus, NJ 07645

Re: Shareholder Proposal

Dear Mr. Kay

As secretary of Financial Investors Trust, I hereby submit on behalf of the United Association S&P 500 Index Fund the enclosed shareholder proposal for inclusion in the Toys "R" Us, Inc., proxy statement to be sent to the Company's stockholders in conjunction with the 2002 annual meeting.

Also, enclosed is a letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of stock in Toys "R" Us, Inc., for at least one year prior to the date of this letter. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate at a later date a representative to present the proposal at the 2002 annual meeting. Please call me with any questions.

Sincerely,

Russell C. Burk
Secretary

RCB/jb
Enclosure

RESOLVED: Pursuant to Article VII of the By-Laws of Toys "R" Us, Inc. (hereinafter the "Corporation"), the shareholders hereby amend the By-Laws to add the following Article VIII, which shall take effect immediately upon adoption at the shareholder meeting where this resolutions is considered:

"ARTICLE VIII

"SHAREHOLDER RIGHTS PLANS

"The Corporation shall not adopt any rights plan, share purchase rights plan or similar agreement, commonly known as a 'poison pill,' which is designed to impede, or has the effect of impeding, the acquisition of a block of stock in excess of a specified threshold and/or merger or other transaction between a significant shareholder and the Corporation, unless such plan or agreement has previously been approved by holders of a majority of the votes cast at the shareholder meeting where the matter is considered. The Corporation shall redeem any such rights or otherwise terminate any such plan in existence on the date this By-Law is adopted, including without limitation the rights plan adopted by the Company in 1998. Notwithstanding any other provision of the By-Laws, this By-Law may not be amended, modified or repealed, except by holders of a majority of the votes cast at the shareholder meeting where the matter is considered."

SUPPORTING STATEMENT

In 1998 the Corporation adopted its shareholder rights plan without shareholder approval. Such plans can harm shareholder value and entrench management by deterring stock acquisition offers that are not favored by the board of directors because the plans are designed to discourage or thwart offers before they are ever made.

At the Corporation's 2000 annual shareholder meeting, a precatory shareholder proposal was presented which requested the Corporation's board to redeem its existing poison pill unless the plan is approved by a majority of the outstanding shareholders, and to prohibit the adoption of a new pill without shareholder approval. According to the Investor Responsibility Research Center, the vote total on that proposal was 87.7 per cent of the shares cast in favor, 11.5 per cent of the shares cast opposed, and 0.8 per cent of the share cast abstaining.

Despite this overwhelming expression of shareholder views, the Corporation's board of directors has left the shareholder rights plan intact. We believe that the board is insufficiently sensitive to shareholder views on this issue.

Therefore, this proposed By-Law to require prior shareholder approval of new rights plans and the termination of any rights or plan in existence on the date this By-Law is adopted is being submitted for shareholder approval.

National City.

National City Bank
Taft-Hartley Services
629 Euclid Avenue, 13th Floor
Cleveland, Ohio 44114
Fax: (216) 222-9841

December 21, 2001

Mr. Christopher K. Kay
Executive Vice President-General Counsel and Secretary
Toys 'R Us
461 From Road
Paramus, NJ 07652

Re: Toys 'R Us holding in UA S&P 500 Index Fund

Dear Mr. Kay:

As Custodian for the United Association's S&P 500 Index Fund, National City is reporting that as of close of business December 21, 2001 the Fund held 13,570.000 units of Toys 'R Us. The Fund has held shares of Toys 'R Us since the first purchase of 3,002.000 units on March 1, 2000.

If at this time there are any other questions or concerns regarding this matter, please feel free to contact me at (216) 222-9587.

Sincerely,

Gary Cantrell
Vice President

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX: (302) 651-7701
WWW.RLF.COM

February 8, 2002

Toys "R" Us, Inc.
461 From Road
Paramus, New Jersey 07645

Re: Bylaw Amendment Proposal Submitted By Financial Investors Trust

Dear Sirs:

We have acted as special Delaware counsel to Toys "R" Us, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Financial Investors Trust on behalf of the United Association S&P 500 Index Fund (the "Proponent") which the Proponent intends to present at the Company's 2002 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on January 2, 1996, which we assume constitutes the certificate of incorporation of the Company as currently in effect (the "Certificate"); (ii) the Bylaws of the Company dated January 1, 1996 and the Amendment to Bylaws dated March 11, 1997, which we assume collectively constitute the bylaws of the Company as currently in effect (collectively, the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: Pursuant to Article VII of the By-Laws of Toys "R" Us, Inc. (hereinafter the "Corporation"), the shareholders hereby amend the By-Laws to add the following Article VIII, which shall take effect immediately upon adoption at the shareholder meeting where this resolutions (sic) is considered:
>
> ARTICLE VIII
> SHAREHOLDER RIGHTS PLAN
>
> "The Corporation shall not adopt any rights plan, share purchase rights plan or similar agreement, commonly known as a 'poison pill,' which is designed to impede, or has the effect of impeding, the acquisition of a block of stock in excess of a specified threshold and/or merger or other transaction between a significant shareholder and the Corporation, unless such plan or agreement has previously been approved by holders of a majority of the votes cast at the shareholder meeting where the matter is considered. The Corporation shall redeem any such rights or otherwise terminate any such plan in existence on the date this By-Law is adopted, including without limitation the rights plan adopted by the Company in 1998. Notwithstanding any other provision of the By-Laws, this By-Law may not be amended, modified or repealed, except by holders of a majority of the votes cast at the shareholder meeting where the matter is considered.

(Proposal at 1).

The new bylaw proposed for adoption under the Proposal (the "Rights Plan Bylaw") would purport (i) to require the Board of Directors of the Company (the "Board of Directors" or "Board") to redeem the existing rights issued under the Company's current rights plan (the "Rights") by expenditure of approximately $1,967,074.16 as the redemption consideration (plus mailing and administrative costs), or alternatively to take unspecified action to "otherwise terminate" the Company's rights plan, (ii) to prohibit the Board from adopting a new rights plan absent stockholder approval and (iii) to prohibit the Board from amending, modifying or repealing the Rights Plan Bylaw, in each case regardless of the facts and circumstances then existing.

Discussion

You have asked our opinion as to whether the Rights Plan Bylaw, if adopted by the stockholders, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Rights Plan Bylaw, if adopted by the stockholders, would not be valid under the General Corporation Law.

There is no Delaware case which specifically addresses the validity or invalidity of the Rights Plan Bylaw or of a similar bylaw.[1] See, e.g., John C. Coates IV & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law. 1323, 1329 (2001) (hereinafter referred to as "Coates and Faris"); Charles F. Richards, Jr. & Robert J. Stearn, Jr., Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607, 610 (1999) (hereinafter referred to as "Richards and Stearn")[2]; Lawrence A. Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, 5 Corporate Governance Advisor 9 (1997). Accordingly, we start from the proposition that, as a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in 8 Del. C. § 109(b), which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

(Emphasis added). We turn, therefore, to consideration of whether the Rights Plan Bylaw is "inconsistent with law or with the certificate of incorporation."

Inconsistent with Law

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Significantly, if there is to be any variation from the mandate of 8 Del. C. § 141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." (Emphasis added). See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).

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[1]As discussed below, however, the Delaware Supreme Court's decision in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998) strongly supports the conclusion that the Rights Plan Bylaw would not be valid under Delaware law.

[2]Messrs. Richards and Stearn are directors of Richards, Layton & Finger.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800; Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See

Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the courts to permit a board to delegate its own authority demonstrates that the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. See, e.g., Paramount Communications, Inc., slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to or in response to a takeover proposal. Revlon, 506 A.2d at 181 ("[t]he adoption of a defensive measure ... was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law."). One of the principal defensive measures that Delaware courts have specifically endorsed, and specifically recognized as within the province of the board of directors to adopt, is a stockholder rights plan. See, e.g., Quickturn, 721 A.2d at 1291 ("this Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors.") (emphasis added; footnote omitted); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1186 (Del. Ch. 1998) ("It [is] settled that a corporate board [may] permissibly adopt a poison pill...."); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take") (emphasis added). The power to adopt and maintain a rights plan is part of the responsibility of managing the business and affairs of the corporation and, therefore, is within the control of the directors, not the stockholders. Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) ("the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule."), aff'd, 500 A.2d 1346 (Del. 1985). Stockholders are not a part of the process. Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001) ("There is simply no legal requirement that the Hilton shareholder must be a party to the Rights Plan or formally vote to accept the Rights Plan to ensure that the Plan is enforceable.") (quoting Leonard Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12, 13 (Del. Ch. Oct. 10, 2000)). As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Hilton, 780 A.2d at 249. We believe that the extensive body of Delaware case law regarding rights plans and directors' fiduciary duties is inconsistent with the concept of stockholder-dictated action controlling the adoption, maintenance or terms of a rights plan.

The Delaware Supreme Court's decision in Quickturn strongly supports the conclusion that the Rights Plan Bylaw would contravene Section 141(a) and therefor not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which was adopted by the board of directors of Quickturn Design Systems, Inc. in response to an unsolicited acquisition proposal by Mentor Graphics Corporation. Under certain circumstances, the Delayed Redemption Provision would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from <u>completely</u> discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors <u>full</u> power to manage and direct the business and affairs of a Delaware corporation.

<u>Quickturn</u>, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). <u>See also id.</u> at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted); <u>Carmody</u>, 723 A.2d at 1191 (complaint stated claim that "dead hand" provision of rights plan impermissibly interfered with board's authority under Section 141(a) to manage business and affairs of corporation because provision arguably "would interfere with the board's power to protect fully the corporation's (and its shareholders') interests in a transaction that is one of the most fundamental and important in the life of a business enterprise.") (footnote omitted).

The Rights Plan Bylaw is even more restrictive than the Delayed Redemption Provision invalidated in <u>Quickturn</u>. Whereas the <u>Quickturn</u> provision imposed only a temporary restriction on the board's ability to redeem a rights plan, the Rights Plan Bylaw forever would prevent the Board from exercising its discretion to adopt a rights plan, regardless of the facts and circumstances then existing. Because the Rights Plan Bylaw indisputably would limit the Board of Directors' authority with respect to a stockholder rights plan of the Company and otherwise restrict the Board's power "in an area of fundamental importance to the shareholders," the Rights Plan Bylaw impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company. <u>Quickturn</u>, 721 A.2d at 1291-92.

The power to adopt and maintain a rights plan further derives from 8 Del. C. § 157. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1353 (Del. 1985); Hilton Hotels, slip op. at 12 ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157." (footnote omitted). Under that statute too, such power is vested in the directors, not in the stockholders. The provisions of 8 Del. C. § 157 are themselves quite instructive for what they say and for what they don't say:

> (a) Subject to any provisions in the certificate of incorporation [*it doesn't say "or bylaws"*], every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors. [*It doesn't say "or stockholders"*].
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options [*it doesn't say "or in the bylaws"*], and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors [*it doesn't say "or stockholders"*] as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

(Emphasis added). Accordingly, the issuance of rights and their terms and conditions are as determined by the Board, not by the stockholders or by a bylaw. Indeed, where the General Corporation Law intends for the stockholders to have veto or approval power, as in amendments to the certification of incorporation (8 Del. C. § 242), mergers (8 Del. C. § 251), sales of assets (8 Del. C. § 271), and dissolution (8 Del. C. § 275), among other examples, the statute expressly sets forth the stockholders' powers. Section 157 grants no such power, directly or indirectly, to the stockholders.[3]

---

[3]We are aware that at least one commentator has expressed a contrary view of Section 157. See Jeffrey N. Gordon, "Just Say Never?" Poison Pills, Deadhand Pills, and Shareholder-Adopted Bylaws: An Essay for Warren Buffett, 19 Cardozo L. Rev. 511, 552 n.148 (1997):

> Section 157, which governs the issuances of 'rights' respecting stock, such as the

Similarly, Section 170 of the General Corporation Law grants to the Board of Directors the sole discretion to authorize dividends to stockholders (which, as approved in Household, is the universally employed procedure for implementation of a stockholder rights plan and initial distribution of the rights). 8 Del. C. § 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938).

Rights plans are the most widely used, judicially approved measure to enhance a corporation's position in obtaining the best possible transaction for its stockholders, and the Delaware courts have jealously guarded the board's prerogatives in this area versus the wishes of the stockholders and others. See, e.g., Nomad Acquisition Corp. v. Damon Corp., C.A. No. 10173 (Del. Ch. Sept. 16, 1988, revised Sept. 20, 1988); BNS Inc. v. Koppers Co., 683 F. Supp. 458 (D. Del. 1988); Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361 (Del. 1995). See also In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). The Delaware Supreme Court has addressed this issue explicitly:

> Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult

---

> poison pill, does not resolve the matter.... The section gives the corporation power to issue such rights and says that the terms of issuance should be set forth either in the articles or in a 'resolution adopted by the board of directors providing for the creation and issuance of such rights.' [8 Del. C. 157]. Nothing in section 157 takes away the shareholder bylaw authority contained in section 109 over such issuances as a 'right or power' of the corporation or takes away the shareholder bylaw authority to constrain the directors' power to vote on or adopt such a resolution. At most, section 157 may give the board agenda control over the proposed terms.

For the reasons stated herein, we believe that Mr. Gordon has misconstrued Section 157.

> to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

Hilton, 780 A.2d at 249. The fact that individual stockholders or even a majority of stockholders oppose the board's decision does not affect the board's authority. As the Court of Chancery has explained,

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Paramount Communications Inc., slip op. at 77-78.

If the Proposal were adopted, ultimate governance of the Company with respect to "a transaction that is one of the most fundamental and important in the life of a business enterprise" would effectively be delegated to the Company's stockholders. Carmody, 723 A.2d at 1191. As the Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers, Unitrin, 651 A.2d at 1389-90, the Board alone is granted the authority to determine whether a rights plan should be adopted or maintained and what the terms of the rights plan should be. Whether the Board's authority in this regard arises under 8 Del. C. §§ 141, 157 or 170, the common law of fiduciary duties, or some combination thereof, it cannot be overridden by a bylaw, contract or other provision outside of the certificate of incorporation. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law ... is void...."); Quickturn, 721 A.2d at 1291-92; Carmody, 723 A.2d at 1191; Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1994) (contract may not limit board's exercise of fiduciary duties). See also Coates and Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives at 1333-1334 ("One of the most enduring principles of the Delaware common law of corporations is that shareholders cannot limit a board in the exercise of business judgment regarding matters conferred to the board's discretion by law or charter. Had the Delaware legislature intended to allow shareholders to abrogate this rule via bylaw, it could have made this clear.") (footnotes omitted); Lawrence A. Hamermesh, Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back The Street?, 73 Tul. L. Rev. 409, 479 (1998) (hereinafter referred to as "Hamermesh-Tulane Law Review") ("stockholders lack the general authority to adopt by-laws that directly limit the managerial power of directors"....); Richards and Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law at 621 ("Based on the authority vested in the board of directors by sections 141(a) and 157, the Delaware courts have repeatedly deferred to directorial prerogative and discretion in the context of adoption, maintenance, and redemption of rights plans, subject only to the fact-specific Unocal/Unitrin proportionality test. The body of law so developed is wholly inconsistent with the concept of shareholder-dictated action regarding a rights plan....") (footnote omitted).

We note that the Securities and Exchange Commission (the "SEC") has accepted the view that implementation of a shareholder proposal that would prohibit adoption of a rights plan without prior shareholder approval "would be an improper subject for shareholder action under Delaware law." Novell, Inc., SEC No-Action Letter, 2000 WL 223715, at *10 (Feb. 14, 2000). Novell submitted an opinion of counsel that concluded that such a proposal would violate Delaware law because, among other things, it "purport[ed] to delegate to shareholders authority over a rights plan which Delaware law provides is within the exclusive province of the Company's board of directors." Novell, Inc., 2000 WL 223715, at *1. Similarly, in General Dynamics Corp., SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001), General Dynamics submitted an opinion of counsel[4] that concluded that such a proposal would be improper under Delaware law. The SEC apparently accepted these views. Novell, at *10; General Dynamics, 2001 WL 296749, at *2-4.

In addition, as noted above, the redemption of the Rights purportedly dictated by the Rights Plan Bylaw would require the expenditure of approximately $1,967,074.16 by the Company. Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, C.A. No. 12532, slip op. at 11 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors regarding the expenditure of corporate funds. In considering whether to restrain a corporation from expending corporate funds, the Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., C.A. No. 9323, slip op. at 7-8 (Del. Ch. Oct.6, 1987). The Board is under an obligation to use its own best judgment to determine how corporate funds should be spent. By directing that $1,967,074.16 be spent to redeem the Rights, the Proposal would thereby abrogate the duty of the Board to exercise its informed business judgment concerning expenditures by the Company.

The SEC has previously accepted our view that under Delaware law the stockholders cannot, by a bylaw amendment, lawfully require the board of directors to expend any significant sum

[4]Richards, Layton & Finger submitted the Delaware legal opinion in support of the request by General Dynamics for no-action relief.

of money. Pennzoil Co., SEC No-Action Letter, 1993 WL 52187, at *31-32 (Feb. 24, 1993). The full text of this ruling is as follows:

> The proposal provides for a by-law amendment to establish a three member committee of shareholder representatives to review the activities of the Board of Directors and advise the Board of its views and views of the shareholders expressed to the Committee. The proposal also includes election mechanics and fee payment, reimbursement and indemnification provisions for the committee members.
>
> There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(1). This view is based on the opinion of Delaware counsel, Richards, Layton & Finger, that a by-law provision authorizing the expenditure of corporate funds, effected by shareholders without any concurring action by the Board of Directors, is inconsistent with Section 141(a) of the Delaware General Corporation Law unless otherwise provided in the company's certificate of incorporation or the Delaware General Corporation Law. Accordingly, this Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Here, the case against the Proposal is even clearer because of the specific provisions of the General Corporation Law and the numerous Delaware court decisions relating to the issuance (and redemption) of rights such as the Rights, which emphatically make clear the exclusive role of the Board in such matters.

The drafters of the General Corporation Law did provide for specific mechanisms pursuant to which stockholders could limit the power of a board of directors to manage the business and affairs of a corporation. As discussed above, Section 141(a) provides that the board of directors shall manage the business and affairs of the corporation "except as otherwise provided in this chapter or in its certificate of incorporation." In addition, in forming a corporation under the close corporation statute, the stockholders thereof may either act by written agreement to restrict the discretion of the board of directors, 8 Del. C. § 350, or elect in the certificate of incorporation to permit the stockholders to manage the business and affairs of the corporation directly, 8 Del. C. § 351. However, this permitted restriction on the discretion of the directors is only applicable to close corporations. Chapin v. Benwood Found., Inc., 402 A.2d 1205 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980). See also 2 David A. Drexler et al., Delaware Corporation Law and Practice § 43.02, at 43-6 (2001) (Section 350 exempts agreements of stockholders in close corporations from the rule that stockholders may not restrict or interfere with powers of board).

We are aware that several commentators have expressed the view that bylaws such as the Rights Plan Bylaw should be valid under Delaware law. See, e.g., Leonard Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice, 5 Corporate Governance Advisor 8 (1997); Jonathan R. Macey, The Legality and Utility of the Shareholder Rights Bylaw, 26 Hofstra L. Rev. 835 (Summer 1998).[5] According to Messrs. Chazen and Macey, such bylaws would not be invalid under Section 141(a) of the General Corporation Law because Section 141(a)'s broad grant of authority to the board of directors is qualified by the phrase "except as may be otherwise provided in this chapter," which in their view includes (and thus permits) bylaws adopted pursuant to Section 109(b), and because a narrower reading of Section 141(a) would improperly negate Section 109(b)'s broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors. See Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice at 8, 17; Macey, The Legality and Utility of the Shareholder Rights Bylaw, at 867-68. See also R. Matthew Garms, Shareholder By-Law Amendments and the Poison Pill: The Market for Corporate Control and Economic Efficiency, 24 J. Corp. L. 433, 441-43, 451 (Winter 1999) (same). Cf. Gordon, "Just Say Never?" Poison Pills, Deadhand Pills, and Shareholder-Adopted Bylaws: An Essay for Warren Buffett, at 547 ("Under prevailing modes of corporate statutory interpretation in Delaware, in which different statutes have 'equal dignity' or 'independent legal significance,' nothing can be resolved about the scope of section 109(b) from the reference in section 141(a) to the articles alone, not the bylaws.") (footnote omitted); Ronald J. Gilson, Unocal Fifteen Years Later (And What We Can Do About It), 26 Del. J. Corp. L. 491, 509 (2001) ("Under the equal dignity doctrine, the fact that the two sections [Section 141(a) and 109(b)] cover the same ground results not in a conflict, but in alternative approaches to the same problem.") (footnote omitted). Although no Delaware case has directly addressed the interplay of Sections 141(a) and 109(b), we are of the view that these commentators have misconstrued Section 109(b) and the "except as may be otherwise provided in this chapter" language of Section 141(a).

First, most commentators on the General Corporation Law agree that the "except as may be otherwise provided in this chapter" language of Section 141(a) refers only to specific provisions of the General Corporation Law, which expressly authorize a departure from the general rule of management by directors, and not to open ended provisions such as Section 109(b). See, e.g., 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 4.1, at 4-6 (3d ed. 2001) (suggesting that such language references close corporation provisions of the General Corporation Law);[6] 1 David A. Drexler et al., Delaware Corporation Law and Practice § 13.01[1], at 13-2 (2001) (suggesting that such language references Sections 141(c), 226, 291 and close corporation provisions); I Ernest L. Folk, III et al., Folk on the Delaware General Corporation Law § 141.1, at GCL-IV-11 - 12 (4th ed. Supp. 2002) (suggesting that such language

[5]Mr. Chazen is an attorney who has represented Mr. Guy P. Wyser-Pratte, who has advocated adoption of bylaws similar to the Rights Plan Bylaw. Mr. Macey has been Mr. Wyser-Pratte's nominee in several threatened proxy fights, including threatened proxy fights involving Telxon Corporation and Rexene Corporation.

[6]Messrs. Balotti and Finkelstein are directors of Richards, Layton & Finger.

references Sections 107, 226 and close corporation provisions); Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 11 (The exception in Section 141(a) "addresses the narrow instances in which the General Corporation Law explicitly departs from the director management rule, as in Section 291 (authorizing appointment of a receiver for a corporation 'to take charge of its assets, estate, effects, business and affairs'), and Section 226 (permitting appointment of a custodian to exercise the powers of a receiver under Section 291). The fact that Section 141(a) is drafted to allow these limited, explicit departures from the director management norm cannot be read to allow an implied, open-ended invitation to depart from that norm through by-law provisions adopted by stockholders."); Hamermesh-Tulane Law Review, at 430-31 (same); Richards and Stearn, at 624 (same). Indeed, several commentators specifically concluded that a bylaw similar to the Rights Plan Bylaw could not be accomplished under Section 109(b), notwithstanding that statute's arguably broad language. See Coates and Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, at 1335 ("[F]irst generation shareholder bylaws are likely to be struck down under Delaware law because they limit the board's authority to manage the business and affairs of the company. If the Delaware Supreme Court's decision in Quickturn does not lead one to this result, the text, history, and common law development of Delaware law does."); Hamermesh, The Shareholder Rights By-Law: Doubts From Delaware, at 13 ("Given the statutory governance scheme reflected in Section 141(a) ..., that by-law proposal is an attempt that impermissibly intrudes upon the authority of the board of directors. It cannot be accomplished by a by-law provision despite the superficially broad subject matter reach of the statute (Section 109(b)) that governs the content of by-laws."); Richards and Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, at 624-25 ("If the Delaware General Assembly intended in section 141(a) to permit shareholders to enact by-laws restricting the authority of the board of directors to manage the business and affairs of the corporation, it easily could have so stated in section 141(a), as other jurisdictions have done. It did not.") (footnote omitted). See also Hamermesh-Tulane Law Review, at 430 ("[T]he most reasonable reading of [Sections 109(b) and 141(a)] precludes reliance on Section 109(b) as an independent source of authority for a by-law that directly limits the managerial power of the board of directors.") (footnote omitted). Thus, there is significant support for the view that the "except as may be otherwise provided in this chapter" language of Section 141(a) does not include bylaws adopted under section 109. Cf. Quickturn, 721 A.2d at 1291 ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.") (emphasis added).

Second, most commentators believe that Section 109's purportedly broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors relates to bylaws that govern procedural or organizational matters, and not substantive decisions governing the corporation's business and affairs. See 1 Balotti & Finkelstein, The Delaware Law of Corporations and Business Organizations § 1.10, at 1-12 - 1-13 ("The by-laws of a corporation have been characterized as the proper place to set forth the 'the self-imposed rules and regulations deemed expedient for ... the ... convenient functioning' of the corporation."); Richards and Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, at 625-27 (supporting procedural/substantive distinction); Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 14 n.20 ("A by-law removing an entire category of business decisions from board authority ... is quite distinct from a by-law that merely governs how board decisions are to be made, and poses a distinct challenge to the allocation of management authority specified by Section 141(a)"). See also id. at 10 ("by-laws of Delaware corporations do not customarily prescribe or limit the substantive content of business decisions"). Such an interpretation of Section 109(b) would harmonize Sections 109(b) and 141(a) without running afoul of Section 141(a)'s mandate that the corporation's business and affairs be managed by or under the direction of the board of directors. But cf. Hamermesh-Tulane Law Review, at 444 (suggesting that procedural/substantive distinction does not necessarily "provide a coherent analytical structure" and that "it is preferable to read section 141(a) as an absolute preclusion against by-law limits on director management authority, in the absence of explicit statutory authority for such limits outside of section 109(b).") (footnote omitted).

Mr. Macey suggests that, as a threshold matter, bylaws such as the Rights Plan Bylaw do not improperly interfere with directorial authority to manage the business and affairs of the corporation:

> Under section 109(b), shareholders retain the power to adopt, amend, and repeal corporate bylaws. This specific empowerment of shareholders should trump any vague, general norms about directors' power to run the firm, particularly because the shareholders rights bylaw does not interfere with directors' ability to make strategic decisions about the firm's operation....
>
> * * *
>
> [T]here is a strong argument that a company that adopts a shareholder rights bylaw is still managed under the direction of its board anyway.

Macey, The Legality and Utility of the Shareholder Rights Bylaw, at 867-69 (footnotes omitted). Mr. Chazen further suggests that the stockholders, not the directors, should decide whether an offer should be accepted, and that it is improper for the board of directors to use a rights plan to prevent the stockholders from making that decision:

> If a premium offer is made to acquire a company's stock, the Board and management should either try to get a better offer for stockholders or stand aside and let the stockholders decide whether or not to accept the offer. It is wrong for the board to take this decision away from stockholders by using the poison pill and other defenses to block the offer....

Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice, at 16.

These suggestions are inconsistent with Delaware law. The assertion that bylaws such as the Rights Plan Bylaw do not interfere with the directors' authority to manage the business and affairs of the corporation is incorrect, since "[f]or over a decade now, it has been settled that the term 'business and affairs' of the corporation includes ... adoption of measures intended to deter or preclude unsolicited tender offers." Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 9. See also Quickturn, 721 A.2d at 1292 (provision of rights plan limiting future board's ability to redeem rights impermissibly interfered with future board's authority under Section 141(a) to manage business and affairs of corporation); Carmody, 723 A.2d at 1191 (complaint challenging provision of rights plan prohibiting future board from redeeming rights stated claim that provision impermissibly interfered with board's authority under Section 141(a) to manage business and affairs of corporation). Furthermore, it is the prerogative of the board of directors, not the stockholders, to determine whether the corporation is "for sale." As the Delaware Supreme Court explained in Paramount Communications Inc. v. Time Inc.:

> Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation. This broad mandate includes a conferred authority to set a corporate course of action, including time frame, designed to enhance corporate profitability.... [A] board of directors, while always required to act in an informed manner, is not under any per se duty to maximize shareholder value in the short term, even in the context of a takeover.
>
> * * *
>
> Paramount argues that, assuming its tender offer posed a threat, Time's response was unreasonable in precluding Time's shareholders from accepting the tender offer or receiving a control premium in the immediately foreseeable future. Once again, the contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders. Directors are not obliged to abandon a deliberately conceived corporate plan for a short-term shareholder profit unless there is clearly no basis to sustain the corporate strategy.

Id., 571 A.2d at 1150, 1154 (citing 8 Del. C. § 141(a)) (footnote and other citations omitted). Former Chancellor Allen reached similar conclusions in Grimes v. Donald:

> Under Section 141 of the Delaware General Corporation Law, as under analogous provisions of the incorporation statutes of other states, it is the elected board of directors that bears the ultimate duty to manage or supervise the management of the business and affairs of the corporation. Ordinarily, this responsibility entails the duty to establish or approve the long-term strategic, financial and

> organizational goals of the corporation; to approve formal or informal plans for the achievement of these goals; to monitor corporate performance; and to act, when in the good faith, informed judgment of the board it is appropriate to act.
>
> * * *
>
> Absent specific restriction in the certificate of incorporation, the board of directors certainly has very broad discretion in fashioning a managerial structure appropriate, in its judgment, to moving the corporation towards the achievement of corporate goals and purposes.... The board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of th[e] corporation.

Grimes v. Donald, C.A. No. 13358, slip op. at 1, 17 (Del. Ch. Jan. 11, 1995, revised Jan. 19, 1995) (emphasis added), aff'd, 673 A.2d 1207 (Del. 1996). See also Moore Corp. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1561-62 (D. Del. 1995) ("[A] board of directors, while always required to act in an informed manner, is not under any per se duty to maximize shareholder value in the short term, even in the context of a takeover.... [D]irectors are not obliged to abandon a deliberately conceived corporate plan for a short-term shareholder profit unless there is clearly no basis to sustain the corporate strategy.") (citations omitted). Cf. Macey, The Legality and Utility of the Shareholder Rights Bylaw, at 837 ("If shareholder rights bylaws infringe too much on boards of directors' power to run companies, they will be declared illegal.").

We are aware of the Court of Chancery opinion in In Re National Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court upheld a challenge to an amendment to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court employed a contractual analysis in concluding that the amendments were tantamount to the adoption of a new rights agreement and therefore would not be effective without a stockholder vote. The Court's decision in National Intergroup, however, was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn, each of which underscored the role of the board in implementing and maintaining a rights agreement. Indeed, the Supreme Court's decision in Quickturn made clear a board of directors could not restrict its power in connection with a rights agreement - which the Supreme Court deemed to be "in an area of fundamental importance to the stockholder." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions upheld the board's primacy in connection with the rights agreement.

We are also aware that the Supreme Court of the State of Oklahoma has concluded that, under Oklahoma law, stockholders may adopt bylaws that restrict the board of directors' authority to create and implement shareholder rights plans. Int'l Bhd. of Teamsters Gen. Fund v.

Fleming Cos., 975 P.2d 907, 908 (Okla. 1999). We do not believe, however, that the Oklahoma Supreme Court's decision would be persuasive to a Delaware court.

First, we note that the Oklahoma Supreme Court did not view the Oklahoma analogue to Section 141(a) as being "of primary concern" to its decision and concluded, without analysis, that the authority of directors under the Oklahoma analogue to Section 141(a) was subject to "shareholder oversight" under the Oklahoma analogue to Section 109(b). For the reasons stated herein, we believe that a Delaware court would construe Sections 141(a) and 109(b) differently. Indeed, although the Oklahoma Supreme Court observed that "Oklahoma and Delaware have substantially similar corporation acts" and relied in part upon Delaware case law, the court failed even to acknowledge the substantial body of Delaware case law concerning the board of directors' duty under Section 141(a) to manage the business and affairs of the corporation, including in the context of takeover proposals.

Second, we note that the Oklahoma Supreme Court determined that the authority granted under the Oklahoma analogue to Section 157 was not limited to the board of directors, a position that, for the reasons stated herein, we believe a Delaware court would not agree with under Delaware law. Moreover, the Oklahoma court ignored the substantial body of Delaware case law concerning rights plans, analogized a rights plan to a stock option plan, and relied upon, among other things, an inapposite Delaware case concerning shareholder ratification of board action that was contrary to the terms of a stock option plan.

Finally, we note that the Oklahoma Supreme Court was expressly influenced by the fact that the Oklahoma legislature had not adopted a "shareholder rights plan endorsement statute," a fact that we believe would not be persuasive to a Delaware court given the extensive and established case law in Delaware upholding the authority of the board of directors to adopt and implement rights plans. Accordingly, we are of the view that a Delaware court would not find the reasoning or conclusions of the Oklahoma Supreme Court to be persuasive. See, e.g., Hamermesh-Tulane Law Review, at 435-36 ("the Fleming by-law and similar direct attempts to limit specific management decisions should be rejected by the courts...."); Michael D. Goldman et al., Fleming Must Be Read Narrowly, 21 Bank and Corp. Governance L. Rep. 1102 (1999) ("while the relevant Oklahoma statutes are similar to their Delaware counterparts, its is unlikely that a Delaware court would reach the same conclusion as the Oklahoma court...."); Jesse Finkelstein, Why The Delaware Courts Will Not Follow Fleming, 21 Bank and Corp. Governance L. Rep. 1110 (1999) ("I do not believe that a Delaware court would follow either the reasoning or the result of the Fleming opinion.").

We are also aware that certain commentators have drawn a distinction between bylaws that are "prohibitory" (such as the Rights Plan Bylaw, which purports to prohibit the Board from adopting a rights plan in the future) rather than "mandatory" (such as a bylaw that would require a board of directors to, for example, redeem existing rights, or otherwise take affirmative action to render a rights plan inoperative), and have expressed the view that the former category may be valid under Delaware law. See, e.g., John C. Coffee, Jr., The Bylaw Battlefield: Can Institutions Change The Outcome of Corporate Control Contests?, 51 U. Miami L. Rev. 605, 614- 616 (1997)

("[R]equiring shareholder ratification of a future poison pill seems well within Section 109's scope.... [I]t should be possible for institutional investors to conduct proxy solicitations seeking to (1) to [sic] require that the effectiveness of any future poison pill be conditioned on shareholder approval within a specified period after the board's action, and (2) preclude any amendment, repeal, or waiver of an existing pill without such a vote.... [T]he basic structure of Delaware law suggests that shareholders do have the right to restrict the board for the future (but not to require the repeal or modification of an existing pill)."); Meredith M. Brown & William D. Regner, Shareholder Rights Plans: Recent Toxopharmacological Developments, 11 Insights 2, 5 (1997) ("a Delaware court may be more likely to uphold a shareholder-adopted bylaw that precludes the adoption of future pills without shareholder approval, than a bylaw that requires redemption of an existing pill.").

Although we are not aware of any decision of a Delaware court that addresses this supposed distinction between "prohibitory" and "mandatory" bylaws, we do not believe that a Delaware court would be persuaded by it. See Quickturn, 721 A.2d at 1291 ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.") (emphasis added; footnote omitted); Carmody, 723 A.2d at 1192 (same); Hamermesh-Tulane Law Review, at 435-36 ("Professor Coffee also distinguishes by-laws that purport to require affirmative action by the directors from by-laws that impose negative constraints on director authority and suggests that the latter are generally permissible.... The affirmative/negative distinction, however, does not quite ring true.") (footnotes omitted). Even Professor Coffee recognized in the above-cited article that "prohibitory" by-laws are likely to face resistance in Delaware. See Coffee, The Bylaw Battlefield: Can Institutions Change The Outcome of Corporate Control Contests?, at 615-16 ("The poison pill is well understood in Delaware to permit unilateral board action without a shareholder vote, and any attempt to use bylaw amendments to change this fundamental allocation of power between shareholders and directors touches on a sensitive nerve in Delaware....").

Inconsistent with the Certificate of Incorporation

The Proposal also provides that the Rights Plan Bylaw cannot be amended, modified or repealed by the Board. This is contrary to the Certificate. The Certificate provides in Article SIXTH that:

> The Board of Directors is authorized to adopt, amend, or repeal By-laws of the Corporation

(Certificate, Article SIXTH). Under Delaware law a bylaw may not conflict with a charter provision. 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation....") (emphasis added). Indeed, "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. Nat'l Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Since the Certificate states that the Board can amend the bylaws, the stockholders cannot take away that power by bylaw amendment. In Centaur Partners, the Delaware Supreme Court held that a proposed bylaw to be adopted by stockholders, which provided that it "is not subject to amendment, alteration or repeal by the Board of Directors," was in conflict with the board's authority as provided in the certificate of incorporation to amend the bylaws and hence would be invalid even if adopted by the stockholders. Centaur Partners, 582 A.2d at 925 n.3.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Rights Plan Bylaw, if adopted by the stockholders, would not be valid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

DAB/MDA/dwh

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 9, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Toys "R" Us, Inc.
Incoming letter dated February 8, 2002

The proposal would amend Toys "R" Us' bylaws to prohibit adoption of any shareholder rights without prior shareholder approval and to require redemption of any existing shareholder rights plan.

There appears to be some basis for your view that Toys "R" Us may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your Delaware counsel, Richards, Layton & Finger, implementation of the proposal would cause Toys "R" Us to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Toys "R" Us omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Toys "R" Us relies.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor